SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.  1 )*







                       IBS FINANCIAL CORP.
                        (Name of Issuer)





                  COMMON STOCK, $.01 PAR VALUE PER SHARE
                      (Title of Class of Securities)





                              44922Q 10 5

                             (CUSIP Number)





                            Page 1 of 5 Pages

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CUSIP NO. 44922Q 10 5                                       Page 2 of 5 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      IBS Financial Corp. Employee Stock Ownership Plan Trust

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                               (b) [  ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      913,441

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      137,638

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      913,441

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      137,638

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,051,079

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                        [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.6%

12.   TYPE OF REPORTING PERSON

      EP

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CUSIP NO. 44922Q 10 5                                       Page 3 of 5 Pages

ITEM 1(A) NAME OF ISSUER:

          IBS Financial Corp.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          1909 East Route 70
          Cherry Hill, New Jersey  08003

ITEM 2(A) NAME OF PERSON FILING:

          IBS Financial Corp. Employee Stock Ownership Plan Trust

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          IBS Financial Corp.
          1909 East Route 70
          Cherry Hill, New Jersey  08003

ITEM 2(C) CITIZENSHIP:

          United States

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(E) CUSIP NUMBER:

          44922Q 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-D(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          [ ] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          1,051,079 shares of Common Stock

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CUSIP NO. 44922Q 10 5                                      Page 4 of 5 Pages

(b)  Percent of class:

          10.6%

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote            913,441
          (ii) Shared power to vote or to direct the vote          137,638
          (iii)Sole power to dispose or to direct
               the disposition of                                  913,441
          (iv) Shared power to dispose or to direct
               the disposition of                                  137,638

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The IBS Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the IBS Financial Corp. Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and Messrs. Joseph M. Ochman, Sr., Thomas J. Auchter and John A. Borden, who act as trustees of the plan ("Trustees"). As of January 15, 1997, 913,441 shares of Common Stock held in the Trust were unallocated and 137,638 shares had been allocated
          to the accounts of participating  employees.   Under the terms of
          the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to
          their individual accounts.   Any allocated shares which either
          abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.


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CUSIP NO. 44922Q 10 5                                      Page 5 of 5 Pages

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                             SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                              IBS FINANCIAL CORP. EMPLOYEE STOCK
                               OWNERSHIP PLAN TRUST



Date: February 12, 1997      By: /S/JOSEPH M. OCHMAN, SR.
                                 ------------------------
                                 Joseph M. Ochman, Sr.
                                 Trustee




Date: February 12, 1997      By: /S/THOMAS J. AUCHTER
                                 --------------------
                                 Thomas J. Auchter
                                 Trustee




Date: February 12, 1997      By: /S/JOHN A. BORDEN
                                 -----------------
                                 John A. Borden
                                 Trustee